COLUMBIA FUNDS SERIES TRUST

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

July 29, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust (the “Registrant”)

Columbia California Intermediate Municipal Bond Fund

Columbia Georgia Intermediate Municipal Bond Fund

Columbia High Income Fund

Columbia Maryland Intermediate Municipal Bond Fund

Columbia North Carolina Intermediate Municipal Bond Fund

Columbia Short Term Bond Fund

Columbia Short Term Municipal Bond Fund

Columbia South Carolina Intermediate Municipal Bond Fund

Columbia Total Return Bond Fund

Columbia Virginia Intermediate Municipal Bond Fund

Corporate Bond Portfolio

Mortgage- and Asset-Backed Portfolio

(the “Funds”)

Registration File Nos.: 333-89661; 811-09645

Dear Ladies and Gentlemen:

On behalf of the Registrant and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), we have enclosed for filing Post-Effective Amendment No. 86 to the Registrant’s Registration Statement under the 1933 Act and Amendment No. 87 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended on Form N-1A (the “Amendment”).

The Amendment serves to respond to certain comments of the staff of the Securities and Exchange Commission to Post-Effective Amendment No. 82 to the Registrant’s Registration

Statement, to update the Funds’ financial statements and to effect other non-material changes in the Prospectuses and Statements of Additional Information of the Funds, each a series of the Registrant. Information contained in the Registrant’s Registration Statement relating to other series of the Registrant is neither amended nor superseded by the Amendment.

Pursuant to Rule 485(b), the Registrant has designated on the facing sheet of the Registration Statement that the Amendment is effective on July 29, 2010. No fees are required in connection with the Amendment’s filing.

The undersigned hereby represents that the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act. If you have any questions or comments, please do not hesitate to contact the undersigned at 617.772.3743.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust
One Financial Center
Boston, MA 02111